P.E. 2/11/02

02017290

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the following letters filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* letter dated February 11 related to the audited quarterly financial statements for the period ended on December 31, 2002.

Attached is the English translation of the results of the Bondholders meeting of the Class A and B Notes held on February 18, 2002 and filed by the Company with *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* and the press release related to the results of the December 31, 2001 audited quarter financial statements filed with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on February 11, 2002 .

(i) By letter dated February 11, 2002 the Company handed in the following documents:

- Quarterly Financial Statements for the period ended December 31st 2001
- Supervisory Committee Report
- Auditor's Report
- Complementary information
- Copy of the Board Resolution Minute approving the above mentioned documents
- Copy of the Supervisory Committee approving the above mentioned documents
- Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

SUMMARY OF THE GENERAL AND EXTRARDINARY BONDHOLDERS MEETING OF ALTO PALERMO S.A. CLASS A NOTES IN A PRINCIPAL AMOUNT OF U$S 40,000,000 (THE "CLASS A NOTES") HELD ON FEBRUARY 18, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco Río de la Plata y Citibank N.A. to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class A Notes dated January 15, 2001 for the quarter beginning on September 20, 2001 and ended December 31, 2001.

SUMMARY OF THE GENERAL AND EXTRARDINARY BONDHOLDERS MEETING OF ALTO PALERMO S.A. CLASS B NOTES IN A PRINCIPAL AMOUNT OF U$S 80,000,000 (THE "CLASS A NOTES") HELD ON FEBRUARY 18, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco Provincia and banco Nación to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class B Notes dated January 15, 2001 for the quarter beginning on September 20, 2001 and ended December 31, 2001.

For further information, please contact
Marcelo Mindlin – Executive Vice Chairman
Daniela Bullrich – Head of Capital Markets
(5411) 4323-7555
www.altopalermo.com.ar

Alto Palermo S.A. (APSA) announces its Second Quarter Fiscal Year 2002 results

Buenos Aires, February 12, 2002 – Alto Palermo S.A. (APSA), alternatively the "Company", a company engaged in the administration, lease and development of shopping centers, announces the results for the second quarter of fiscal year 2002 ended December 31, 2001.

The Company's net loss amounted to Ps. 21.8 million, compared with the Ps. 1.7 million profit registered in the same period of fiscal year 2001.

As of December 31, 2001, total income reached Ps. 56.0 million, by 7.8% lower than the same period of previous year.

Gross profit amounted to Ps. 28.9 million, by 16.7% lower than the same period of fiscal year 2001.

Consolidated operating income for the period reached Ps. 9.0 million, by 50.2% lower than the same period of fiscal year 2001.

Consolidated net earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the six-month period totalized Ps. 25.2 million, by 27,8% higher than the EBITDA for the same period of fiscal year 2001.

Comments on the First Quarter Fiscal Year 2002 Operations

The final quarter of 2001 brought about the end of convertibility in Argentina as well as the downfall of former president de la Rua's administration, amidst peak political and social instability. During December, the country was paralyzed, a trend which was further accentuated by successive bank holidays, regulatory changes and uncertainty due to the imposition of the "corralito" (restriction to withdraw funds from bank accounts) on December 3, 2001. From December 23 onwards, the foreign exchange market was closed on all working days until the end of the quarter and most business days were declared bank holidays by the Central Bank.

By the end of the year, there was widespread panic amongst the population primarily on two fronts, the future of individual income and the future of savings, which came about as a reaction to the economic stagnation of the latter four years and to doubts about the capacity of the banking system to pay deposits back and fears of a new Bonex plan. This scenario brought about a political crisis which signified the resignation of two presidents, the enforcement of the Public Emergency Law (Ley de Emergencia Pública), and reforms in the foreign exchange regime which abrogated convertibility and established two alternative foreign exchange schemes within a thirty day period.

[1] EBITDA represents net income plus accrued interest charges, income tax, depreciation and amortization charges and all non cash items, and any extraordinary or non-recurrent loss or income.

Under these circumstances, companies had to face further reductions in activity and surging interest rates.

In the Company, all these resulted in higher interest expenses, that exceeded by Ps. 15.5 million or 105.6% those for the same period of the previous year, and a reduction in income from leases and services of Ps. 5.8 million as compared to the same semester of the previous year.

The lower level of activity in the different businesses in which the Company is engaged has led to a 7.8% reduction in total revenues. In turn, operating income was adversely affected by increase in the allowance for doubtful accounts of Ps. 6.1 million, and the write-off of a one-time loss of Ps. 4.8 million in the cost of leases and services relating to common expenses invoiced to our tenants in this six-month period and in former fiscal years.

As an answer to this shortfall, the Company has made its best efforts to improve results by cutting down operating expenditures. The costs of Leases and Services, excluding the one-time expense charge-off, were reduced by 16.9%, and APSA's administrative and selling expenses (excluding Tarjeta Shopping) and bad debts provision decreased 48.6%, which allowed to partially offset the increase in operating expenses resulting from growth in the business of Tarjeta Shopping, Los Altos credit card operation (the number of cards issued increased by 37.2% between December 31, 2000 and December 31, 2001).

	For the six-month period ended December 31,		Difference
	2001	2000	%
Cost of Leases and services	(15,468,172)	(18,513,942)	-16.5
Cost of Leases and services - unrecovered common expenses	(4,768,360)	(107,313)	4343.4
Subtotal	**(20,236,532)**	**(18,621,255)**	**8.67%**
Selling expenses - Leases and services and others	(616,355)	(1,949,770)	-68.4%
Administrative expenses - Leases and services and others	(2,928,743)	(4,940,653)	-40.7%
Subtotal	**(3,545,098)**	**(6,890,423)**	**-48.6%**
Selling expenses - Allowance for doubtful accounts Leases and services and others	(8,689,721)	(4,415,497)	96.8%
Administrative and Selling expenses – Tarjeta Shopping	**(7,628,329)**	**(5,265,234)**	**44.9%**
Outstanding cards	151,226	110,209	37.2%
Total	**(19,863,148)**	**(16,571,154)**	**19.9%**

Funds From the Operations (FFO[2]) decreased to Ps. (5.1) million, from Ps. 17.3 million recorded as of December 31, 2000, mainly due to the increase in financing expenses as a result of the rise in local interest rates and the increase in bad debtsprovision, in addition to the one-time charge for unrecovered common expenses.

[2] FFOs calculated as the period's results before amortizations and depreciations and other net income and expenses.

	For the six-month period ended December 31,	
	2001	2000
EBITDA	25,243,778	34,977,383
Interest Expenses (1)	30,147,916	14,666,739
Financial Debt (2)	262,850,650	223,339,442
EBITDA/Interest Expenses	0.84	2.38
Financial Debt /EBITDA (3)	4.29	3.27
Price per share	0.088	0.47
Enterprise value (4)	324,100,650	552,339,442
Financial debt/Enterprise value	0.811	0.404
Outstanding shares	700,000,000	700,000,000

(1) Interest expenses generated by liabilities.
(2) Financial Debt (net of accrued interests) plus Intercompany loans, Section 33 Law Nº 19,550
(3) Annualized EBITDA.
(4) Outstanding shares at their market value plus financial liabilities.

	For the six-month period ended December 31,			
	2001	2000	Difference	%
Revenues	**55,951,132**	**60,675,833**	**-4,724,701**	**(7.8)**
Revenues from Shopping Centers	41,262,726	46,981,862	-5,719,136	(12.2)
Revenues from Torres de Abasto	1,960,294	4,378,139	-2,417,845	(55.2)
Revenues from Tarshop S.A.	12,735,209	9,230,059	3,505,150	38.0
Revenues from Internet	-7,097	85,773	-92,870	(108.3)
EBITDA	**25,243,778**	**34,977,383**	**-9,733,605**	**(27.8)**
EBITDA per share	0.04	0.05	-0.01	
EBITDA Shopping Centers	25,320,939	34,542,341	-9,221,402	(26.7)
EBITDA Torres de Abasto	-464,072	-48,848	-415,224	(850.0)
EBITDA Tarshop S.A.	403,049	1,383,753	-980,704	(70.9)
EBITDA Internet	-16,138	-899,863	883,725	(98.2)
FFO	**-5,058,742**	**17,263,099**	**-22,321,841**	**(129.3)**
FFO per share	-0.01	0.02	-0.03	
NET (LOSS) INCOME FOR THE PERIOD	**-21,840,706**	**1,728,715**	**-23,569,421**	**(1.363.4)**

Summary of Operations

Shopping Centers

Total tenants' sales for the twelve-month period ended December 31, 2001 reached Ps. 752.6 million, by 15% lower than the same period of fiscal year 2001.

Average monthly sales per square meter for the six-month period amounted to approximately Ps. 318.

The Company's shopping centers were visited by nearly 67.9 million people during the past twelve months.

As of December 31, 2001, the average occupancy rate in the Company's shopping centers was 94.5% approximately.

Tarjeta Shopping

During this period, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had dissimilar results. On the one hand, the total credit portfolio (including securitized receivables) increased 39.0%, from Ps. Ps. 51.5 million as of December 31, 2000 to Ps. 71.6 million as of December 31, 2001. In addition, 13,236 new cards were issued during the period, reaching 151,226 cards. These two indicators resulted in a 38.0% increase in the revenues of Tarjeta Shopping, from Ps. 9.2 million as of December 31, 2000 to Ps. 12.7 million as of December 31, 2001. In addition, the deep political, economic and social crisis affected collections, leading to a 118% increase in the provision for bad debts and resulting in a net loss of Ps. 0.8 million for the six-month period ended December 31, 2001, as compared to a Ps. 0.8 million gain for IIQ01.

Tarjeta Shopping's share in credit card sales in Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires was 6.8%, 31.15% and 22.1%, respectively. In Alto Avellaneda and Abasto, Tarjeta Shopping has become the second credit card chosen as means of payment. Credit card activation stood at approximately 73%.

Torres de Abasto

During the semester, 31 apartments in Torres de Abasto were sold. Since its launching and until December 31, 2001, the Company sold 539 and leased 2 units, which represents a 99.3%, over a total of 545 apartments. There are only 4 units available.

Promotional Activities

Several promotional events were organized during this period, including: the Christmas promotion, in which customers were able to purchase Alto Checks, discount coupons which allowed a 33% saving on purchases in adhering stores. We did the promotion to encouraged sales in a moment that the country was paralyzed due to the politic and economic events. The promotion was finance through the Common Promotional Fund and the contribution of our tenants.

Bonus$

During the period, success in the "Bonus$" customer fidelity program continued. As of December 31, 2001, this program had already issued over 700,000 cards. Since the beginning of Bonus$, over 86,000 prizes were awarded.

Business Highlights

Impact of devaluation on the Company's financial position

The recent economic measures enforced by the Government include the devaluation and free flotation of the peso and the conversion to pesos of all loans and contracts agreed upon in dollars or other foreign currencies, at the exchange rate of one Peso (Ps. 1.00) = one U.S. Dollar (US$ 1.00). In addition, all deposits held with financial institutions were converted to pesos at the exchange rate of one Peso forty cents (Ps. 1.40) = one U.S. Dollar (US$ 1.00). These contracts, loans and deposits will be adjusted by an index, *Coeficiente de Estabilización de Referencia, "C.E.R.",* to be published by the Argentine Central Bank.

If as a consequence of this provision the resulting value were inequitable, either party may request the readjustment of the price, and if no agreement is reached between the parties, the dispute will be settled by the courts.

Although our leases are denominated in U.S. dollars, as from the date of this resolution our tenants will settle their obligations in pesos.

Regarding the recent announcement of economic measures and despite the fact that the use and applicability of rules is still unclear, we believe that the *"Pesificación"* will allow us to convert into pesos the total amount of our dollar-denominated financial debt.

Renegotiation of our debt

As of September 30, 2001, APSA was not in compliance with the minimum coverage ratio of EBITDA to interest expense committed under the US$ 120 million FRN due on January 2005. Therefore, the Board of Directors decided to call a special noteholders' meeting, held on November 15, 2001, in which Alto Palermo obtained a limited waiver of such non-compliance until December 31, 2001. Since for the period ended December 31, 2001 the Company will again be in non-compliance with this ratio, it has called a new noteholders' meeting to be held on February 18, 2002 in order to obtain a new waiver for the period.

Extension of US$ 120 million FRN coupon

On January 15, 2002, a unanimous meeting of noteholders of Series A and B of the $ 120 million FRN approved, in connection with the principal and interest coupon of approximately US$ 19.1 million due on January 13, 2002:

- The acceptance of a partial payment of interest for Ps.2,800,000 and the extension until March 13, 2002, of the payment date for the balance of interest due on such date. Additionally, the fixing of the exchange rate applicable should be agreed on or before March 13, 2002.

- The extension of the corresponding principal payment date of the notes from January 13, 2002 to March 13, 2002.

- This extension was approved subject to the execution of a subordination agreement to be entered into among IRSA, Parque Arauco S.A. and Citibank, as Administrative Agent of the notes, whereby the shareholders accept to subordinate the collection of the loans granted by them to the Company to the previous payment of the notes and short-term bank debt. Additionally, the banks accepted a stand still till March 13, 2002, on the outstanding short term loans granted to the Company and to receive during this period cash payment of 30% of accrued interest on this debt, while the balance of interest will be paid on March 13, 2002 , in order to analyze the situation once the government finally sets the regulations on the "pesificación".

SWAP - Repurchase of Bonds

During the month of December 2001, APSA partially cancelled the outstanding cross currency swap agreement with Morgan Guaranty Trust Co., reducing the transaction's notional amount from US$ 85.0 million to US$ 69.1 million. In turn, the Company repurchased Ps. 15.5 million of face value of peso-denominated notes due on April 7, 2005 considerably below par value. Both transactions resulted in Ps. 0.2 million loss for the Company.

Loans from our principal shareholders

On October 12, 2001 and December 6, 2001, Parque Arauco S.A. extended loans to the Company for a total amount of US$ 15.0 million, under the same terms and conditions as those of the loan executed with IRSA Inversiones y Representaciones S.A.

As of December 31, 2001, the loans granted by the principal shareholders, IRSA and Parque Arauco S.A., with the purpose of financing the US$ 50 million collateral required by Morgan Guaranty Trust in relation to the aforementioned swap, reached US$ 29.5 million and US$ 15.4 million, respectively.

Issue of bonds convertible into ordinary shares of the Company

The General Ordinary and Extraordinary Shareholders' Meeting held on December 4, 2001 approved the issuance of convertible bonds for up to a nominal amount of US$ 100 million. The bonds will be convertible into ordinary shares of the Company for a nominal amount of US$ 1 (One U.S. Dollar) each and with one vote per share, entitled to dividends as from the date the conversion right is exercised. These securities will have a 10% semiannual coupon and the conversion price, which will be set at the Board of Directors' criterion, will range between Ps. 0.10 to Ps. 0.15.

Main Consolidated Indicators
For the six-month period ended December 31, 2001
(In Argentine pesos)

Income Statement	December 31, 2001	December 31, 2000	Variation (%)
Net Revenues	**55,951,132**	**60,675,833**	**(8)**
Leases and Services	41,254,567	47,065,594	(12)
Sales of real estate properties	1,961,356	4,380,180	(55)
Tarjeta Shopping	12,735,209	9,230,059	38
Costs	**(27,011,569)**	**(25,954,519)**	**4**
Leases and Services	(20,236,532)	(18,621,255)	9
Real estate properties	(2,457,814)	(4,426,124)	(44)
Tarjeta Shopping	(4,317,223)	(2,907,140)	49
Gross Income	**28,939,563**	**34,721,314**	**(17)**
Selling expenses	(13,787,737)	(8,957,580)	54
Administrative expenses	(6,075,411)	(7,613,575)	(20)
Income (Loss) on purchasers rescissions of sales contracts	(27,511)	11,777	(334)
Operating income	**9,048,904**	**18,161,936**	**(50)**
Intercompanies income (loss) Section 33 Law N° 19,550	(567,750)	(1,218,545)	(53)
Income from Tarjeta Shopping´s trust participation	(563,777)	840,788	(167)
Financial income (loss) – net	(28,882,027)	(14,047,070)	106
Other income (expenses)	(1,469,291)	(402,551)	265
Income (Loss) before taxes	**(22,433,941)**	**3,334,558**	**(773)**
Income Tax	(635,239)	(1,505,926)	(58)
Minority shareholding	1,228,474	(99,917)	(1.329)
Net (Loss) Income for the period	**(21,840,706)**	**1,728,715**	**(1.363)**

Summary of Balance sheet	December 31, 2001	December 31, 2000	Variation (%)
Current assets	116,240,001	93,081,893	25
Non-current assets	553,194,583	558,299,527	(1)
Total assets	**669,434,584**	**651,381,420**	**3**
Current liabilities	164,613,969	98,960,348	66
Non-current liabilities	188,707,654	214,940,529	(12)
Total liabilities	**353,321,623**	**313,900,877**	**13**
Minority shareholding	8,943,287	9,533,902	(6)
Shareholders' equity	**307,169,674**	**327,946,641**	**(6)**